UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Fox Entertainment Group, Inc.

(Name of Subject Company (Issuer))

News Corporation

Fox Acquisition Corp

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

News Corporation

Fox Acquisition Corp

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Amy Bowerman Freed, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918-3000	Lou R. Kling, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000

❑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

❑	issuer tender offer subject to Rule 13e-4.

❑	going-private transaction subject to Rule 13e-3.

❑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ❑

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation, as amended by Amendment No. 1 thereto on January 10, 2005, Amendment No. 2 thereto on January 25, 2005 and Amendment No. 3 thereto on January 27, 2005. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the “Exchange Offer”) 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “News Corporation Class A Shares”) for each outstanding share of the Fox Class A Shares on terms and conditions contained in the prospectus related to the Exchange Offer dated January 10, 2005, as amended (the “Prospectus”) and the related Letter of Transmittal.

The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

On February 2, 2005, News Corporation issued a press release announcing its financial results for the quarter ended December 31, 2004. A copy of the press release, as well as a transcript of the related conference call held on February 2, 2005, are attached hereto as Exhibits (a)(31) and (a)(32), respectively, and are incorporated herein by reference.

Item 12. Exhibits.

(a)(31)	Press release issued by News Corporation on February 2, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on February 2, 2005).

(a)(32)	Transcript of conference call held on February 2, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on February 3, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

News Corporation

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Fox Acquisition Corp

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President, General Counsel

Date: February 3, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(31)	Press release issued by News Corporation on February 2, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on February 2, 2005).

(a)(32)	Transcript of conference call held on February 2, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on February 3, 2005).

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